

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

July 14, 2017

Via E-mail
Alan B. Levan
BBX Capital Corporation
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, Florida 33301

> **Re:** **BBX Capital Corporation**
> **Registration Statement on Form S-3**
> **Filed July 6, 2017**
> **File No. 333-219178**

Dear Mr. Levan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Alison Miller, Esq.